SIDLEY AUSTIN 39/F, TWO INT’L FINANCE CENTRE CENTRAL, HONG KONG +852 2509 7888 +852 2509 3110 FAX AMERICA ● ASIA PACIFIC ● EUROPE	meng.ding@sidley.com +852 2509 7858

Confidential

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attn:	Mr. John Stickel
Ms. Sonia Bednarowski

Re:	Puyi Inc.
Amendment No. 1 to Registration Statement on Form F-3
Filed November 15, 2021
File No. 333-261063

Dear Sir/Madam,

On behalf of our client, Puyi Inc., a Cayman Islands exempted company (the “Company”), we are responding to the comments from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to the Company’s Registration Statement on Form F-3 (the “Registration Statement”) contained in the Staff’s letter dated December 7, 2021 (the “Comment Letter”). In response to the comments set forth in the Comment Letter, the Company is filing its Amendment No. 1 to the Registration Statement (the “Amended Registration Statement”) together with this response letter. The Amended Registration Statement contains certain additional updates and revisions.

Set forth below are the Company’s responses to the Staff’s comments. For convenience, the Staff’s comments are repeated below in italics, followed by the Company’s response to the comments as well as a summary of the responsive actions taken. We have included page numbers to refer to the location in the Amended Registration Statement where the revised language addressing a particular comment appears.

Partners | Constance Choy H.M., Desmond Ang C.K., (Christopher) Cheng C.H., Meng Ding, (Sherlyn) Lau S.Y., Linh Hue Lieu,
Olivia Ngan, S.M., (Raymond) Oh C.H., Yuet Ming Tham, (Friven) Yeoh K.H., Yan Zhang
Registered Foreign Lawyers | Steven C Hsu (New York)*, Joy Lam (New South Wales)*, (Carrie) Li J. (New York)*, G. Matthew Sheridan (New York)*, Effie Vasilopoulos (New South Wales)*,
(Renee) Xiong Y. (New York)*, (Oliver) Zhong Q. (New York)*, (Julia) Zhu Q. (New York)°
Consultants | Hon Au Yeung, Huberta Chow X.L., Dominic D. James, David K. Lee, (Winnie) Mak T.M., Dominic Sze C.K.,
Douglas Tsang C.L., (Eva) Tsui Y.W., Dominic Tsun W.L., Susan Wang S.X., Alan Wong C.K., Felicity Wong K.Y., Holly Yeung S.M., Claudia Yu K.W., Iris Yuen L.S.

* Partner of Sidley Austin Holding LLP (a Delaware Limited Liability Partnership)
° Foreign Legal Consultant / Legal Counsel

Amendment No. 1 to Registration Statement on Form F-3 Filed November 15, 2021

Cover page, page i

1.	We note your disclosure that you are not an operating company but a Cayman Islands holding company with operations conducted by your subsidiaries and through contractual arrangements with a variable interest entity (VIE) based in China. Explain whether the VIE structure is used to replicate foreign investment in Chinese-based companies where Chinese law prohibits direct foreign investment in the operating companies. Your disclosure should acknowledge that Chinese regulatory authorities could disallow this structure, which would likely result in a material change in your operations and/or value of your securities, including that it could cause the value of such securities to significantly decline or become worthless.

Response: In response to the Staff’s comment, the Company revised the disclosure on the cover page of the Amended Registration Statement.

2.	Provide prominent disclosure about the legal and operational risks associated with being based in or having the majority of the company’s operations in China. Your disclosure should address how recent statements and regulatory actions by China’s government, such as those related to the use of variable interest entities and data security or anti-monopoly concerns, has or may impact the company’s ability to conduct its business, accept foreign investments, or list on an U.S. or other foreign exchange. Your prospectus summary should address, but not necessarily be limited to, the risks highlighted on the prospectus cover page.

Response: The Company has acknowledged the Staff’s comment and has included the relevant disclosures with respect to the Staff’s comment in its previously filed Registration Statement. Please see the cover page and the section headed “Our Company—Recent Regulatory Developments” on pages 9 and 10 of the Amended Registration Statement for details.

In response to the Staff’s comment, the Company also revised the disclosure on page 10 of the Amended Registration Statement.

3.	We note your disclosure on page 7 and throughout your filing that you control and receive economic benefits from Puyi Bohui’s business operations through VIE agreements and that those agreements are designed to provide your WFOE with effective control over the VIE. We also note the disclosure on page 14 that you are the primary beneficiary of the VIE. However, you or your investors do not have an equity ownership in, direct foreign investment in, or control through such ownership/investment of the VIE. As such, when describing the design of the VIE agreements and related outcome, please refrain from implying that the VIE agreement is equivalent to an equity ownership in the business of the VIE. Any references to control or benefits that accrue to you because of the VIE should be limited to and clearly describe the conditions you met for consolidation of the VIE under U.S. GAAP and your disclosure should clarify that, for accounting purposes, you will be the primary beneficiary. In addition, your disclosure should note, if true, that the agreements have not been tested in a court of law.

Response: In response to the Staff’s comment, the Company revised the disclosure on pages 11 and 17 of the Amended Registration Statement.

4.	Please disclose whether you are required to obtain any approvals to offer securities to foreign investors, whether you have received such approvals and the consequences to you and your investors if you do not receive or maintain the approvals, inadvertently conclude that such approvals are not required, or applicable laws, regulations, or interpretations change and you are required to obtain approval in the future.

Response: The Company has acknowledged the Staff’s comment and has included the relevant disclosures with respect to the Staff’s comment on whether any approvals are required to offer securities to foreign investors and whether such approvals have been obtained in its previously filed Registration Statement. Please see the section headed “Our Company—Permission Required from the PRC Authorities for Our Operations and This Offering” on page 10 of the Amended Registration Statement for details.

In response to the Staff’s comment, the Company also revised the disclosure on page 10 of the Amended Registration Statement.

5.	Provide a clear description of how cash is transferred through your organization. Describe any restrictions on foreign exchange and your ability to transfer cash between entities, across borders, and to U.S. investors. Describe any restrictions and limitations on your ability to distribute earnings from your businesses, including subsidiaries and/or consolidated VIEs, to the parent company and U.S. investors as well as the ability to settle amounts owed under the VIE agreements. Please expand your disclosure on the prospectus cover page to provide a description of how cash is transferred through your organization and the disclosure regarding your intentions to distribute earnings or settle amounts owed under the VIE agreements. State whether any transfers, dividends, or distributions have been made to date.

Response: The Company has acknowledged the Staff’s comment and has included the relevant disclosures with respect to the Staff’s comment on restrictions and limitations on the Company’s ability to distribute earnings in its previously filed Registration Statement. Please see the section headed “Our Company—Impact of Taxation on Dividends” on page 13 of the Amended Registration Statement for details.

In response to the Staff’s comment, the Company also revised the disclosure on the cover page and page 12 of the Amended Registration Statement.

6.	We note that the consolidated VIEs constitute a material part of your consolidated financial statements. Please provide in tabular form a condensed consolidating schedule depicting the financial position, cash flows and results of operations for the parent, the consolidated variable interest entities, and any eliminating adjustments separately as of the same dates and for the same periods for which audited consolidated financial statements are required. The schedule should present major line items, such as revenue and cost of goods/services and subtotals and disaggregated intercompany amounts, such as separate line items for intercompany receivables and investment in subsidiary. The schedule should also disaggregate the parent company, the VIEs and its consolidated subsidiaries, the WFOEs that are the primary beneficiary of the VIEs, and an aggregation of other entities that are consolidated. The objective of this disclosure is to allow an investor to evaluate the nature of assets held by, and the operations of, entities apart from the variable interest entity, as well as the nature and amounts associated with intercompany transactions. Any intercompany amounts should be presented on a gross basis and when necessary, additional disclosure about such amounts should be included in order to make the information as presented not misleading.

Response: In response to the Staff’s comment, the Company revised the disclosure on pages 6, 7 and 8 of the Amended Registration Statement.

7.	Disclose in this section that trading in your securities may be prohibited under the Holding Foreign Companies Accountable Act if the PCAOB determines that it cannot inspect or fully investigate your auditor, and that as a result an exchange may determine to delist your securities. If the PCAOB has been or is currently unable to inspect your auditor, revise your disclosure to so state. We also note your disclosure on page 12 and the risk factor heading on page 16 that your ADSs may be delisted under the Holding Foreign Companies Accountable Act if the Public Company Accounting Oversight Board is unable to inspect auditors who are located in China. Please revise to clarify that the consequence is that trading in your securities may be prohibited under the HFCA Act.

Response: In response to the Staff’s comment, the Company revised the disclosure on pages 14, 18 and 19 of the Amended Registration Statement.

Our business is subject to complex and evolving Chinese laws and regulations regarding data privacy and cybersecurity, page 13

8.	Please revise to discuss the extent to which you believe that you are compliant with the regulations or policies that have been issued by the CAC to date.

Response: In response to the Staff’s comment, the Company revised the disclosure on pages 19 and 20 of the Amended Registration Statement.

Risk Factors, page 13

9.	Please move the risk factors related to your China operations to an earlier part of your risk factors, and make corresponding changes to the Summary of Risk Factors.

Response: In response to the Staff’s comment, the Company revised the disclosure on pages 14 and 15 of the Amended Registration Statement.

Our ADSs may be delisted under the Holding Foreign Companies Accountable Act, page 16

10.	We note your disclosure that the U.S. Senate passed a bill on June 22, 2021 which, if enacted, would reduce the number of consecutive non-inspection years required for triggering the prohibitions under the HFCA Act from three years to two. Please clarify that this bill was the Accelerating Holding Foreign Companies Accountable Act, which, if enacted, would reduce the time period before your securities may be prohibited from trading or delisted.

Response: In response to the Staff’s comment, the Company revised the disclosure on pages 14 and 19 of the Amended Registration Statement.

Index to Exhibits, page II-3

11.	Please list a statement of eligibility of trustee for the indenture as an Exhibit 25 to your registration statement. See Item 601(b)(25) of Regulation S-K. If you wish to designate the trustees on a delayed basis, as permitted by Section 305(b)(2) of the Trust Indenture Act, please indicate that you will separately file the Form T-1 under the electronic form type “305B2” in the notes to the index, and include the undertaking contained in Item 512(j) of Regulation S-K. For further guidance, please refer to Trust Indenture Act of 1939 Compliance and Disclosure Interpretations Questions 206.01 and 220.01.

Response: In response to the Staff’s comment, the Company also revised the disclosure on page II-2 of the Amended Registration Statement.

If you have any questions regarding the Amendment No. 1 to Registration Statement on Form F-3, please do not hesitate to contact me by phone at +852 2509 7858 or via e-mail at meng.ding@sidley.com.

Very truly yours,

/s/ Meng Ding
Meng Ding

cc:	Via E-mail Hu Anlin, Chief Financial Officer and Vice President Jing He, General Manager of Financial Reporting Department Puyi Inc.